April 8, 2025

Yajing Chen
Chief Financial Officer
Zai Lab Limited
4560 Jinke Road
Bldg. 1, 4th Floor
Pudong
Shanghai, China

        Re: Zai Lab Limited
            Form 10-K for Fiscal Year Ended December 31, 2024
            Filed February 27, 2025
            File No. 001-38205
Dear Yajing Chen:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
General

1. We note the changes to your disclosure appearing at the outset of your annual report, in Item 1. Business and Item 1A. Risk Factors relating to legal and operational risks associated with operating in China. It is unclear to us that there have been changes in the regulatory environment in the PRC since our prior 10-K review completed on June
       10, 2022, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of your securities. We remind you that, pursuant to federal securities rules,
the term    control
       (including the terms    controlling,       controlled by,    and
under common control
       with   ) as defined in Securities Act Rule 405 means    the possession,
direct or indirect,
 April 8, 2025
Page 2

       of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract,
or
       otherwise.    We do not believe that your revised disclosure conveys the same risk. In
       future filings, please restore your disclosures in these areas to the disclosures as they existed in prior filings. For example, and without limitation, we note that your disclosure in your Annual Report on Form 10-K does not (i) state that the PRC government may intervene in or influence your operations at any time;
(ii) explain
       how cash is transferred through your organization; and (iii) discuss the regulatory systems affecting your business in China.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenn Do at 202-551-3743 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Chris Edwards at 202-551-6761 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences